EXHIBIT 20(a)

Modine Board Adjusts Price Of

Preferred Share Purchase Rights



     RACINE, Wis., Dec. 18, 1996 -- The Modine Manufacturing Company Board of Directors today adjusted the purchase price of one one-hundredth of a share of Series A Participating Preferred Stock, par value $0.0125 per share, from a price of $21.25 to a price of $95.00.

     Each share of the company's common stock carries one right that entitles the holder to purchase a unit of one one-hundredth of this preferred stock, commonly termed a "poison pill" defense for hostile takeovers.

     The distribution of the rights was made on Oct. 27, 1986, and, earlier this year, the expiration date of the rights was extended until Oct. 27, 2006.

     In commenting on the board's action, R. T. Savage, chairman and chief executive officer of Modine, said, "In view of the extension of the expiration date of the rights, the board thought it appropriate to adjust the purchase price. The board did so after receiving independent financial advice and after assessing other factors including the current market price in light of the purchase price established in 1986. This action was not taken in response to any specific effort to acquire control of the company and the board is not aware of any such effort."

     Modine Manufacturing Company is an independent, worldwide leader in heat-transfer technology, serving vehicular, industrial, commercial, and building markets.

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